The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUL 25 AM 10: 35

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

02042872

19th July, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th July 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 19th July 2002 containing the Chairman's statement to shareholders made at the Company's Annual General Meeting held on 19th July 2002; and,

(b) a News Release dated 19th July 2002 announcing that Peter A. Georgescu, Chairman Emeritus of Young & Rubicam Inc., has been appointed a Non-executive Director of the Company with effect from 1st September 2002.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(b) a letter dated 19th July 2002 enclosing the resolutions, other than ordinary business, which were passed at the Company's Annual General Meeting held on 19th July 2002 (including one copy of the resolutions).

Yours faithfully,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 7/29

Encs.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

ER 02/29

FOR IMMEDIATE RELEASE

EMI GROUP plc – 2002 ANNUAL GENERAL MEETING CHAIRMAN'S STATEMENT

LONDON 19th July 2002: Speaking today at the EMI Group Annual General Meeting, Eric Nicoli, Chairman, said:

"Our performance in the first quarter of this financial year is in line with our expectations for both Recorded Music and Music Publishing. In Recorded Music, our restructuring programme is well on track and we are having notable success with albums from Utada Hikaru (3.9m units in the year to date), Norah Jones (1.3m units), Renaud (1.0m units) and Kylie Minogue (0.7m units, taking the total sales for her *Fever* album to 4.4m units). In Music Publishing, we have maintained the momentum from last year and songs from many artists, including Pink, Alicia Keys and Enrique Iglesias, are performing strongly.

"Our release schedule for the remainder of the year is strong with releases from EMI Recorded Music artists such as Richard Ashcroft, Atomic Kitten, Blue, Sarah Brightman, Manu Chao, Coldplay, Peter Gabriel, Massive Attack, Ringo Sheena, Supergrass and The Vines and from EMI Music Publishing artists including Phil Collins, matchbox twenty, TLC and Wallflowers

"In addition, we are pleased to announce that we will complete the purchase of the Jobete song catalogue, one of the world's premier catalogues containing the classic standards of the Motown era, which has been an important contributor to EMI Music Publishing's success in recent years. We acquired an initial 50 per cent of Jobete in 1997 and we expect to complete the purchase of the remaining 50 per cent in early 2003, giving us full ownership of hit songs such as 'I Heard It Through the Grapevine', 'My Girl', 'I Just Called to Say I Love You' and 'I'll Be There'.

"Looking ahead to the rest of this financial year, we continue to expect to meet our revenue targets, achieve our planned cost savings and deliver a substantial improvement in operating performance for both the half year and the full year."

Enquiries:

EMI Group plc

Amanda Conroy, Senior VP, Corporate Communications	+44 20 7667 3216
Siobhan Turner, Vice President, Investor Relations	+44 20 7667 3235

Brunswick Group Limited

Patrick Handley	+44 20 7404 5959

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/30

EMI APPOINTS PETER GEORGESCU AS NON-EXECUTIVE DIRECTOR

LONDON 19th July 2002: EMI Group plc has today announced the appointment of Peter A Georgescu as a non-executive director of the company with effect from 1 September 2002.

Mr Georgescu is currently chairman emeritus of Young & Rubicam Inc, having been the company's chairman and CEO from 1994 to 2000. He is a board member of Levi's, Toys 'R' Us, International Flavors and Fragrances and Briggs & Stratton and also serves on the board of directors of the New York Philharmonic, WNET/Channel 13, Polytechnic University and the A Better Chance Organisation in the US.

Separately, as announced in this year's annual report, after seven years as a non-executive director, Hugh Jenkins will retire as a director at the conclusion of today's EMI Group annual general meeting.

Eric Nicoli, chairman of EMI Group, said: "I am very pleased that Peter has agreed to join the EMI board. He has vast experience in global branding and marketing; a particular appreciation of the North American consumer; and is a leading figure in US media circles. All will be invaluable to us in the development and execution of our strategy.

"And on behalf of the board and everyone at EMI I would like to thank Hugh for all of his hard work, support and wise counsel over the last seven years."

While he was chairman and CEO of Young & Rubicam, Mr Georgescu successfully transformed the company from a private to a publicly held company. Prior to becoming chairman and CEO he held a variety of posts at Young & Rubicam including president of Y&R Advertising and president of the company's international advertising division. He was elected to the Advertising Hall of Fame in 2001.

more...

EMI APPOINTS PETER GEORGESCU – PAGE 2

Romanian by birth, Mr Georgescu, who is 63, emigrated to the US in 1954 and attended Exeter Academy, Princeton and Stanford universities before joining Young & Rubicam as a research trainee in 1963. He has an MBA from Stanford Business School and honorary doctorate degrees from the University of Alabama and Cornell College in Iowa. In addition to his varied board duties listed above he is vice chairman of New York Presbyterian Hospital, a member of the Council on Foreign Relations, and has been awarded the Ellis Island Medal of Honor.

Mr Jenkins joined the EMI board in 1995. In 1999 he was appointed chairman of Development Securities plc. Until 1995 Jenkins was chairman and CEO of Prudential Portfolio Managers and a director of Prudential Corporation.

-ENDS-

Enquiries:

EMI Group plc
Amanda Conroy, Senior VP, Corporate Communications +44 20 7667 3216
Siobhan Turner, Vice President, Investor Relations +44 20 7667 3235

Brunswick Group Limited
Patrick Handley +44 20 7404 5959

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

19th July, 2002.

Dear Sirs,

EMI Group plc

To comply with paragraph 9.31 of the Listing Rules, I enclose two copies of the resolutions, passed at the Company's Annual General Meeting held on Friday 19th July 2002, which were not classed as ordinary business. All the other resolutions at the said Meeting were ordinary business and were duly passed.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

L-UKLA.doc

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

of

EMI GROUP PLC

Passed on 19 July 2002

At the Annual General Meeting of the Company duly convened and held at the Hotel Inter-Continental London, 1 Hamilton Place, London W1 on 19 July 2002 the following resolutions were duly passed as special resolutions:

8. ORDINARY RESOLUTION

THAT the authority to allot relevant securities conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 18 October 2003 or at the conclusion of the 2003 Annual General Meeting (whichever is the earlier) and for such period the Section 80 amount shall be £39,064,095.

9. SPECIAL RESOLUTION

THAT, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 18 October 2003 or at the conclusion of the 2003 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,186.

10. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,793 Ordinary Shares of 14p each provided that:

(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

(ii) this authority, unless previously renewed, shall expire on 18 October 2003 or at the conclusion of the 2003 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

CHARLES ASHCROFT
Secretary